Exhibit 99.2

THERAPIX BIOSCIENCES LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Amitay Weiss, the Company’s Chief Executive Officer, and Mr. Oz Adler, the Company’s Chief Financial Officer, each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Therapix Biosciences Ltd. (the “Company”) which the undersigned is entitled to vote at the Special General Meeting of Shareholders (the “Meeting”) to be held at Meitar Law Offices, 16 Abba Hillel Silver Rd. Ramat Gan 5250608, Israel, on January 6, 2021, at 8:00 a.m. (Eastern Time) / 3:00 p.m. (Israel time) or depending on developments with respect to the coronavirus (COVID-19) pandemic, we might hold the Meeting virtually on the above date and time instead of in person, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of the Meeting and Proxy Statement relating to the Meeting (the “Proxy Statement”).

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR the Proposals described in the Proxy Statement, other than Proposals No. 2a and No. 2b. Any and all proxies heretofore given by the undersigned are hereby revoked.

If you do not state whether or not you are a controlling shareholder or do not confirm whether or not you have personal interest, as applicable, your shares will not be voted for Proposals No. 2a and No. 2b. We are not aware of controlling shareholders under the Companies Law in the Company.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

THERAPIX BIOSCIENCES LTD.

TO BE HELD ON JANUARY 6, 2021

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE

MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1	To approve an amendment to the Company’s Amended and Restated Articles of Association to increase the maximum number of directors and to add a clarification on the election of external directors, as detailed in the Proxy Statement, dated December 2, 2020.

2a	To approve the election of Mr. Amnon Ben Shay to serve as external director of the Company, for a three-year term commencing as of the date of the Meeting.

☐     FOR    ☐    AGAINST    ☐     ABSTAIN

a.

Do you confirm that you are NOT a “Controlling Shareholder” in the Company and/or do NOT have a “Personal Interest” (as defined in the Proxy Statement) in the approval of Proposal No. 2a? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 2a).

☐    YES    ☐    NO

2b	To approve the election of each of Mr. Alon Dayan to serve as external director of the Company, for a three-year term commencing as of the date of the Meeting.

☐    FOR    ☐    AGAINST    ☐    ABSTAIN

a.

Do you confirm that you are NOT a “Controlling Shareholder” in the Company and/or do NOT have a “Personal Interest” (as defined in the Proxy Statement) in the approval of Proposal No. 2b? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 2b).

☐    YES    ☐    NO

3	To approve that the Company’s Amended and Restated Articles of Association be amended so that the English name of the Company will change from “Therapix Biosciences Ltd.” to “SciSpark Ltd.” and the Hebrew name of the Company will change accordingly or such other name as the Chief Executive Offer shall determine, as detailed in the Proxy Statement, dated December 2, 2020.

☐    FOR    ☐    AGAINST    ☐    ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

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NAME	SIGNATURE	DATE
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NAME	SIGNATURE	DATE

Please sign exactly as your name appears on the Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.